

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 25, 2013

Via E-mail
Cheok Va Lam
Chief Executive Officer
Macau Resources Group Limited
Galaxy Resort Hotel
Galaxy Macau
COTAI, Macau

> **Re: Macau Resources Group Limited**
> **Registration Statement on Form F-4**
> **Filed January 9, 2013**
> **File No. 333-185939**

Dear Cheok Va Lam:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

The Merger, page 26

Certain Material US Federal Income Tax Consequences, page 28

1.   We note your response to comment 4 of our letter dated December 18, 2012. The disclosure that the merger "should qualify as a reorganization" is a legal conclusion that must be accompanied by a legal opinion. Please revise accordingly.

Information about Macau Resources, page 46

2.   We note your response to comment 2 that you have filed the promoter's agreement. We also note the disclosure on page 51 that your promoter receives commission based on the percentage of gaming wins. Please revise the appropriate section to discuss the material terms of the promoter's agreement.

3.   Please tell us why the termination date of the agreement filed as exhibit 10.6 is December 31, 2012.

Management's Discussion and Analysis…., page 60

4.   We note your response to comment 9 that the total rolling chip turnover that is disclosed on page 61 belongs to the Hung Lei VIP room. Please clarify whether the room is limited only to patrons sourced by your promoter.

Israel Growth Partners Acquisition Corp. Financial Statements, page F-25

5.   Please revise to include updated interim financial statements of Israel Growth Partners Acquisition Corp.

Exhibits

6.   Please re-file exhibit 10.6 as an executed agreement.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jonathan Wiggins, Staff Accountant, at 202-551-3694 or Daniel Gordon, Accounting Branch Chief, at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Staff Attorney, at 202-551-3758 or me at 202-551-3386 with any other questions.

Sincerely,

/s/ Duc Dang

Duc Dang
Senior Counsel